Exhibit 99.1

Draganfly Awarded Multi-Year Drone Training Contract by Ukraine’s Ministry of Interior for National Guard, National Police, State Border Guard, Emergency Services, and Special Forces Security

Los Angeles, CA. June 21, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer is pleased to announce it has entered into an agreement with HEAL-Corp, a Non-Government Organization (“NGO”), and the Ukrainian National Academy of Internal Affairs (the “National Academy”) regarding the development of a training program on the use of drones and their countermeasure systems.

Working in conjunction with the National Academy, Draganfly will implement a designed curriculum to be used within the training program. Recently, HEAL-Corp delivered Trauma Resuscitation and Evacuation Casualty Care training to the Ministry of Internal Affairs, showcasing their commitment to assisting in the teaming effort.

Drone training on Draganfly systems will be provided to new Ministry of Internal Affairs pilots each year, including but not limited to National Police, National Guard, State Border Guard, select Armed Forces, Special Forces Security, and Emergency Services.

The Ministry of Internal Affairs is a governmental agency responsible for maintaining law enforcement and ensuring public security throughout Ukraine. It is one of the essential ministries within the Ukrainian government that holds significant responsibility in safeguarding the well-being and order of the nation.

The Ministry of Internal Affairs has a broad range of responsibilities, including maintaining public order and safety, combating crime, ensuring border security, protecting human rights, and overseeing the activities of law enforcement agencies. Under the ministry’s jurisdiction, several central agencies including the National Police of Ukraine, the State Emergency Service of Ukraine, the State Border Guard Service of Ukraine, and the National Guard of Ukraine, work together in upholding public safety and security across the country.

“Draganfly has been providing drone systems and drone pilot training since the beginning of the war in Ukraine,” said Volodymyr Cherniei, Rector of the National Academy, Police General of the first rank. “Their essential training will help to solidify and scale the essential drone pilot training required to increase operational effectiveness across the Ministry’s jurisdictions.” The General further stated that: “HEAL-Corp has provided much critical assistance to the people of Ukraine in providing life-saving medical training, humanitarian assistance, and medical resources. HEAL-Corp has stood with Ukraine from the beginning of the full-scale invasion. We are pleased to select the Draganfly and Heal-Corp teams for this important contract.”

“The use of drones for medical purposes and multiple other mission types during conflict has increasingly proven to be invaluable,” says Larry Mynar CEO of HEAL-Corp. “Critical for HEAL-Corp, is the delivery of blood products, diagnostics, therapeutic and medical supplies to the frontlines in a time-sensitive manner to decrease morbidity and mortality.”

“We are incredibly honoured that Draganfly has been selected to provide drone pilot training for the Ministry of Interior of Ukraine and all its agencies. Training and fielding up to a 1,000 new pilots per year will be extremely impactful for the Ministry’s capabilities in its service to Ukraine,” said Cameron Chell, CEO of Draganfly. “Draganfly’s experience and systems are well matched to provide and scale the training required for the vast number of missions and use cases.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About HEAL-Corp

HEAL-Corp is a faith-based 501(3)c NGO is currently providing humanitarian relief operations within Ukraine since the full-scale invasion February 24, 2022. HEAL-Corp is composed of Disaster medicine doctors, academics, trauma surgeons, emergency medicine trainers, alongside Ukrainian and international civilian-support. HEAL-Corp actively and regularly consults with the Ukrainian government Ministries and medical professionals, assisting with lifesaving front line support, delivering medical educational programs, as well as consistently moving large scale humanitarian aid.

HEAL-Corp - https://www.heal-corp.org

office@heal-corp.org

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding the agreement between the Company, HEAL-Corp and the National Academy; the Company providing drone training to Ministry of Internal Affairs pilots, including but not limited to: National Police, National Guard, State Border Guard, Special Forces Security, and Emergency Services; The Company and HEAL-Corp designing a curriculum to be used in the training program; statements made by the Minister relating to drove training program impact on operational effectiveness. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the previous outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.